September 16, 2016

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Jay Williamson                                                         VIA EDGAR CORRESPONDENCE

Re:        American Pension Investors Trust (the “Trust”), File Nos. 811-04262 and 002-96538, Post-Effective Amendment # 4 (“PEA # 4) to Registration Statement on Form N-14 under the Securities Act of 1933. Request for Acceleration of Effectiveness.

Dear Mr. Williamson,

On September 16, 2016 the Trust filed PEA # 4 to its Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”) to address comments made by staff to previous pre-effective amendments.

Yorktown Management & Research Company, Inc, adviser for the Trust, and Unified Financial Securities, Inc., principal underwriter for the Trust, respectfully request that the Commission accelerate the effective date for PEA # 4 to 10AM Eastern Time, September 19, 2016. There has been a bona fide effort on behalf of the Trust to insure that all correcting material has been included and that all materials are concise and facilitate an understanding of their contents. In the event the Commission determines that additional correcting information is required, the Trust will take all steps necessary to provide such information in the form of a filing or as otherwise required by the Commission.

With respect to the Trust’s request for acceleration of PEA # 4, we are, on behalf of the Trust, making the following representations to the Commission:

>	should the Commission or the staff, acting pursuant to delegated authority, declare PEA # 4 effective, it does not foreclose the Commission from taking any action with respect to the filing; and
>

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring PEA # 4 effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

>	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we respectfully request that the Commission, having due regard to the public interest and the protection of investors, grant the Trust’s request for acceleration of effectiveness of PEA # 4.

Respectfully Submitted,

/s/ David D. Basten	/s/R. Jeffrey Young
David D. Basten, President	R. Jeffrey Young, President
Yorktown Management & Research Company, Inc.	Unified Financial Securities, Inc.
Adviser for American Pension Investors Trust	Principal Underwriter